Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

February 14, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Critical Metals Corp. Registration Statement on Form F-4 Filed December 23, 2022 File No. 333-268970

Dear Mr. Levenberg:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 19, 2023, regarding our Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on December 23, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

FORM F-4

Questions and Answers for Stockholders of Sizzle

Are the proposals conditioned on one another?, page 12

1.	You disclose that Sizzle issued a press release on December 16, 2022 announcing that its Extension Meeting, originally scheduled for Monday, December 19, 2022, was postponed “to a future to-be-determined date at the beginning of February 2023.” Please provide updated disclosure throughout the filing regarding the status of such meeting and discuss the potential impact to investors. Also discuss the reasons for subsequently announced changes to the terms of the agreement and plan of merger.

Response to Comment No. 1: The Company acknowledges the Staff’s comment. In response, the Company has updated the disclosure throughout the Amended Registration Statement to reflect (1) the amendment to the Agreement and Plan of Merger, which was reported by Sizzle on its Current Report on Form 8-K, filed with the Commission on January 5, 2023; (2) the Extension Meeting which occurred on February 1, 2023 in which Sizzle’s stockholders approved the proposals in the meeting; and (3) the results of the Extension Meeting including redemptions of Sizzle Common Stock in connection with that meeting.

May Sizzle, the Sponsor or Sizzle’s directors, officers, advisors or their affiliates purchase shares..., page 14

2.	We note you disclose here and in a separate risk factor at page 99 that the Sponsor, Sizzle’s directors and officers and advisors and their respective affiliates may purchase shares in privately negotiated transactions or in the open market prior to the completion of the business combination, although they are under no obligation to do so. You further state that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account. Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5.

Response to Comment No. 2: The Company respectfully acknowledges the Staff’s comments and makes reference to Compliance and Disclosure Interpretation (“C&DI”) Question 166.01 related to the list of parameters under which the Staff would permit any such applicable purchases of Sizzle’s securities by Sizzle’s Sponsor or its affiliates outside of the redemption offer.

The Company agrees and confirms that any purchase of Sizzle’s securities will comply with the conditions indicated in C&DI Question 166.01. In response to the Staff’s comments, the Company has also revised its disclosure on pages 14, 15, 96, 97, 180 and 181 of the Amended Registration Statement to clarify that any public shares purchased by Sizzle’s Sponsor or affiliates of Sizzle will (i) be purchased at a price no higher than the price offered through the SPAC redemption process, (ii) not be voted in favor of the business combination transaction and (iii) not have redemption rights, or such rights would be waived.

The Company also respectfully informs the Staff that, in the event of such purchase, the Sizzle intends to file on a Form 8-K the requisite information outlined in C&DI Question 166.01.

What interests do Sizzle’s current officers and directors have in the Business Combination?, page 18

3.	You disclose that the Sponsor, as well as Sizzle’s officers and directors, and their affiliates, are entitled to reimbursement of certain out-of-pocket expenses incurred by them in connection with identifying, investigating, negotiating and completing a business combination. Please quantify the out-of-pocket expenses and any other fees for which Sizzle, as well as Sizzle’s officers and directors, and their affiliates are awaiting reimbursement.

Response to Comment No. 3: The Company acknowledges the Staff’s comment. In response, the Company has provided revised disclosure to quantify out-of-pocket expenses, and any other fees for which Sizzle, as well as Sizzle’s officers and directors, and their affiliates are awaiting reimbursement, on pages 19, 47, 88, 91, 107 and 143 of the Amended Registration Statement.

What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate..., page 22

4.	We note you disclose that it is “intended” that the Business Combination will qualify as part of an exchange described in Section 351. We further note you disclose on page 164 that the “surrender by a U.S. Holder of the shares of Common Stock in exchange for the Pubco Ordinary Shares pursuant to the Business Combination, when taken together with the other steps of the Business Combination, “should qualify” as a non-recognition transaction pursuant to Section 351(a) of the Code and that “the provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination.” If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty and make clear why it cannot give a firm opinion. Please advise or revise. For guidance, see Section III of Staff Legal Bulletin No. 19.

Response to Comment No. 4: The Company acknowledges the Staff’s comment. In response, the Company has provided revised disclosure on pages 23, 168 and 170 and generally beginning on page 166 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Conditions to Consummation of the Business Combination, page 30

5.	We note your statement at page 85 that “Sizzle intends to seek to arrange for additional financing, the proceeds of which would be used to satisfy the Minimum Cash Condition required to consummate the Business Combination.” Please revise to provide additional details regarding the status of your plans to obtain the additional financing you reference here and elsewhere in order to satisfy the specified $40,000,000 “Minimum Cash Condition.”

Response to Comment No. 5: The Company acknowledges the Staff’s comment and respectfully notes that the Amended Registration Statement accurately describes Sizzle’s current plans with respect to obtaining additional financing. The Company undertakes to update such disclosure with additional details as such plans are refined.

Total Shares to be Issued in the Business Combination, page 35

6.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including earnout shares, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response to Comment No. 6: The Company acknowledges the Staff’s comment. In response, the Company has updated the disclosure surrounding the tables on pages 16, 17, 36, 55, 56 and 145 to disclose all possible sources, and the extent, of dilution that shareholders electing not to redeem their shares may experience.

Marshall & Stevens Opinion, page 45

7.

With regard to the independent financial advisor’s written opinion, you state here and at page 135 that the “included copy is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the Board.” Similarly, at page 3 of Annex E (the opinion), the advisor indicates: “Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose.” Please ask the advisor to remove from the opinion the disclaimer regarding reliance, and make corresponding revisions to the related proxy statement/prospectus disclosure.

Response to Comment No. 7: In response to the Staff’s comment, the Company revised the disclosure to reference the copy itself.

Unaudited Pro Forma Condensed Combined Financial Information, page 52

8.	In the table that illustrates varying ownership levels of the issued and outstanding capital stock of Pubco we note the inclusion of 4,098,500 shares outstanding for Sizzle Sponsor, initial stockholders and directors and officers. In other areas of the filing, including in Note 7 on page F-17, you disclose there are 5,425,000 founder shares outstanding of Sizzle. Please reconcile this difference or revise your disclosures accordingly.

Response to Comment No. 8: The Company acknowledges the Staff’s comment. In response, the Company has inserted footnote 4 under the table on pages 16, 36, 55, and 146 to explain the difference in figures.

Unaudited Pro Forma Combined Statements of Operations for the Year Ended June 30, 2022, page 58

9.	Please revise to include the historical weighted average number of ordinary shares outstanding and the loss per share for the twelve months ended June 30, 2022 for Sizzle Acquisition Corp. or explain why you do not believe this disclosure is necessary.

Response to Comment No. 9: The Company acknowledges the Staff’s comment. In response, the Company has inserted the historical weighted average number of ordinary shares outstanding and the loss per share for the twelve months ended June 30, 2022 for Sizzle Acquisition Corp. on page 59.

10.	Please confirm the basic and diluted per share amounts for the weighted average number of ordinary shares outstanding for each scenario presented is correct and revise, if necessary.

Response to Comment No. 10: The Company acknowledges the Staff’s comment. In response, the Company has confirmed the basic and diluted per share amounts for the weighted average number of ordinary shares outstanding for each scenario.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 60

11.	Please tell us how you determined the fair value of the public warrants and the $4.7 million cumulative change in fair value from the date of the IPO to June 30, 2022 and expand the disclosure in note 2(g) to clarify

Response to Comment No. 11: The Company acknowledges the Staff’s comment. In response, the Company has inserted disclosure on page 63 and has provided the following explanation. To arrive at the conclusion of Fair Value of the warrants, the Company’s Warrant agreements and other documentation were analyzed. A Monte Carlo Model was developed to fairly value the Warrants. The conclusions are explained in the valuation report and are subject to the Appraiser Certification and Statement of Assumptions and Limiting Conditions contained therein.

Risk Factors

We are exposed to general economic conditions and the fluctuations of interest and inflation rates may have an adverse effect..., page 71

12.	You state that high interest rates could adversely impact your costs and earnings. You also refer elsewhere to the potential effect of inflationary pressures on raw materials and energy. Although you state at page 188 that as of September 30, 2022, you do not believe that inflation had a material impact on your business, revenues or operating results, please update your disclosure as appropriate to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response to Comment No. 12: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has amended the disclosure on page 219 to expand on the Company’s disclosure regarding inflation. As for the SPAC Sizzle, Sizzle continues to view that inflation does not have a material impact on its business, as referenced in its revised disclosure on page 195.

The future exercise of registration rights may adversely affect the market price of Pubco Ordinary Shares, page 93

13.	Please revise to disclose the number of shares of common stock which will be subject to registration rights.

Response to Comment No. 13: The Company acknowledges the Staff’s comment. In response, the Company has added disclosure on page 95 to disclose the number of shares that could be subject to registration rights.

The Business Combination Proposal

Timeline of the Business Combination, page 119

14.	Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Sizzle and EUR, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Revise to clarify the material terms that were included in the non-binding letter of intent submitted on July 19, 2022 and the final version executed on July 28, 2022, and how the terms of the business combination evolved during negotiations. Please also discuss the negotiation of key aspects of the proposed transaction, including the pre-transaction valuation, potential PIPE financing, the minimum cash condition and earnout shares.

Response to Comment No. 14: The Company acknowledges the Staff’s comment and has provided revised and expanded disclosure beginning on page 121 of the Amended Registration Statement.

Marshall and Stevens’ Opinion, page 129

15.	We note that Marshall and Stevens reviewed projections for the years ending June 30, 2023 through June 30, 2042. Please include all projections prepared by European Lithium’s management and provided to Marshall and Stevens in connection with its fairness opinion and describe the material assumptions and limitations underlying such projections.

Response to Comment No. 15: The Company acknowledges the Staff’s comment. In response, the Company has added the referenced disclosure on pages 138-141 of the Amended Registration Statement.

16.	We note you disclose that Marshall & Stevens compared information about European Lithium to seven Guideline Companies. However, your discussion references ten Guideline Companies. Please advise or revise.

Response to Comment No. 16: The Company acknowledges the Staff’s comment and has amended the referenced disclosure on page 135.

The Advisory Charter Amendments Proposals, page 146

17.	We note you disclose that Sizzle stockholders will be asked to approve, on a non-binding advisory basis, six separate sub-proposals. Please ensure each of such six sub-proposals is discussed in this section.

Response to Comment No. 17: The Company acknowledges the Staff’s comment and has included a discussion of the sub-proposals discussed in the Advisory Charter Amendments Proposals section, beginning on page 151. We have also clarified that there will be five separate sub-proposals, rather than six (as stated in the initial filing).

Material U.S. Federal Income Tax Consequences, page 160

18.	We note your reference in the first sentence of this section to the opinion of counsel to be filed as an exhibit to the registration statement. If tax counsel will file a short-form opinion as Exhibit 8.1, please revise to name counsel and to make clear that the discussion reflects the opinion of counsel and is not a “summary.” See Section III.B. of Staff Legal Bulletin No. 19.

Response to Comment No. 18: In response to the Staff’s comment, the Company has revised the referenced disclosure beginning on page 166, and the opinion of counsel is attached as Exhibit 8.1 to the Amended Registration Statement.

Information About Sizzle

Stockholder Approval of Business Combination, page 174

19.	You state that at “any time at or prior to the Business Combination, subject to applicable securities laws ... , the Sponsor, the existing European Lithium AT Holders or our or their respective directors, officers, advisors or respective affiliates may ... (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares.” Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5.

Response to Comment No. 19: The Company respectfully acknowledges the Staff’s comments and has revised and restated the referenced disclosure (which are also described in the Company’s response to the Staff’s Comment 2 of this letter). The Company has provided revised disclosure to conform with those terms on pages 14, 15, 96, 97, 180 and 181.

The Weinebene and Eastern Alps Projects, page 193

20.	Please modify your filing to include a map of your Weinebene and Eastern Alps Projects with a description of their locations, as required by Items 1303(b)(1) and 1303(b)(2)(ii)(A) of Regulation S-K.

Response to Comment No. 20: The Company acknowledges the Staff’s comment. In response, the Company has inserted a map of the Weinebene and Eastern Alps Projects with a description of their locations, as required by Regulation S-K, on page 200.

Property Ownership and Agreements, page 201

21.	Please modify your filing to include the book value and disclose any encumbrances as required by Items 1304(b)(2)(iii) and (v) of Regulation S-K.

Response to Comment No. 21: The Company acknowledges the Staff’s comment. In response, the Company has inserted book value and disclosed any encumbrances required by Regulation S-K on page 205.

Mineral Resources, page 205

22.	We note your resource disclosure on this page and cannot calculate your contained Li2O tonnage based on the information provided. Please review your estimate and modify your filing to provide an explanation for this apparent variance or alternate methods of calculation.

Response to Comment No. 22: The Company acknowledges the Staff’s comment. In response, the Company has updated the table on page 212 showing calculation of the Li2O tonnage.

23.	We reviewed your resource disclosure in this section and noted the sale price of your salable lithium products (spodumene concentrate, lithium carbonate and/or lithium hydroxide) and the metallurgical recoveries of your resource estimate were not disclosed. Please modify your filing to include these parameters. See Items 1304(d)(1) of Regulation S-K and the footnotes to Tables 1 and 2 of paragraph (D)(1).

Response to Comment No. 23: The Company acknowledges the Staff’s comment. In response, the Company has updated the disclosure on page 212 to include the sale price of lithium carbonate and the overall lithium recovery used in our resource estimate.

24.	We note you have provided a cutoff grade estimate with your resource disclosure. Please modify your filing to provide all the necessary parameters to prepare this calculation, such as salable product prices, recoveries, operating costs (Mining, Processing, and G&A), transportation, etc. and discuss the calculation methodology in your filing. See Item 1304(f)(1) of Regulation S-K. Please note, your statement that your resources have reasonable prospects for economic extraction based on a non-compliant pre-feasibility study and/or a Qualified Person (QP) opinion alone, does not demonstrate reasonable prospects for economic extraction for resource disclosure.

Response to Comment No. 24: The Company acknowledges the Staff’s comment. In response, the Company has updated the disclosure on page 212 to note that dilution incurred during extraction was the primary (and the only necessary) factor influencing economic viability while preparing the cutoff grade estimate.

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 208

25.	You disclose, “In connection with and upon closing of the Business Combination, we expect to hold the 20% interest in the Weinebene Project and Eastern Alps Project currently held by European Lithium.” Please expand your disclosure to provide the salient details of any agreements related to obtaining the interest in these projects, such as expected date of acquisition and the consideration to be transferred. In addition, tell us how you intend to account for the acquisition of these projects and how you have considered these transactions in presenting your pro forma information.

Response to Comment No. 25: The Company respectfully acknowledges the Staff’s comment and has revised the referenced disclosure on page 200 of the Amended Registration Statement to further describe the agreements expected to obtaining 20% interest in the Weinebene Project and Eastern Alps Project. EV Resources Limited currently holds the 20% interest in trust for European Lithium. Upon consummation of the Business Combination, a new deed of trust is expected to be executed whereby EV Resources Limited will hold the 20% interest in trust for the benefit of Pubco. The existing Collaboration Agreement between EV Resources Limited and European Lithium is expected to be assigned to Pubco. The Company will update the disclosure in the Registration Statement in subsequent amendments as necessary to reflect these new agreements.

The Company intends to use the equity method of accounting under IAS 28 Investments in Associates and Joint Ventures to account for its interest in the Weinebene Project and Eastern Alps Project. In addition, following execution of the new agreements detailed above, the Company intends to adjust its pro forma financial information in the Registration Statement.

Executive Officers and Directors After the Business Combination, page 223

26.	You state that Dietrich Wanke “is expected to serve” as CEO following consummation of the Business Combination. You also state that he currently holds a position as General Manager for Marampa Iron Ore in Sierra Leone. Revise to clarify how he will allocate his professional time in these separate roles in light of the geographical distance between Sierra Leone and your place of business. Also, please expand the tabular disclosure at page 228 if Mr. Wanke currently has fiduciary duties or contractual obligations with Marampa Iron Ore or other entities.

Response to Comment No. 26: The Company acknowledges the Staff’s comment. In response, the Company has updated the disclosure on page 230 to clarify how he will allocate his professional time.

Exhibit 96.1 Wolfsberg

Summary and Conclusion, page 67, page ES-67

27.	Please provide your QP’s opinion on the adequacy of the metallurgical data and test work with a statement of recoveries related to your salable products. See Item 601(b)(iii)(B)(10)(iv) and (v) of Regulation S-K.

Response to Comment No. 27: The Company acknowledges the Staff’s comment. In response, pages 65 and 68 of Exhibit 96.1 has been updated to state that test work regarding potential metallurgical recoveries is ongoing, and the section is not currently intended to provide a view on potential recoveries.

Market Studies, page 86

Mineral Resource Statement, page 78, page ES-78

28.	We note you have provided a cutoff grade estimate with your resource disclosure. Please modify your filing to provide all the necessary parameters to prepare this calculation, such as salable product prices, recoveries, operating costs (Mining, Processing, and G&A), transportation, etc. and discuss the calculation methodology in your report. See Item 601(b)(iii)(B)(11) of Regulation S-K. Please note, your statement your resources have reasonable prospects for economic extraction based on a non-compliant pre-feasibility study and/or a Qualified Person (QP) opinion alone, does not demonstrate reasonable prospects for economic extraction for resource disclosure.

Response to Comment No. 28: The Company acknowledges the Staff’s comment. In response, page 81 of Exhibit 96.1 has been updated to note that dilution incurred during extraction was the primary factor influencing economic viability. Please also see Table 11-5 on page 85 of Exhibit 96.1 for a list of other parameters used in preparing the cutoff grade estimate.

Exhibit 96.1 Wolfsberg

Market Studies, page 86, page ES-86

29.	Please modify your report to include your forecast prices for spodumene concentrate and/or lithium carbonate/lithium hydroxide, as related to your resource estimate, along with the appropriate product specifications. See Item 601(b)(iii)(B)(16) of Regulation SK.

Response to Comment No. 29: The Company acknowledges the Staff’s comment. In response, page 89 of Exhibit 96.1 has been updated to include Table 16-14 which lists the forecast prices for lithium carbonate and spodumene concentrate as related to our resources estimate.

Exhibit 96.1 Wolfsberg

Reliance on Information Provided by the Registrant, page 99, page ES-99

30.	We note your disclosure disclaiming responsibility for the completeness or accuracy of your Mineral Processing and Metallurgical Testing and other information. Please remove these qualifiers or disclaimers from your disclosure. Please refer to Item 1302(b)(6) of Regulation S-K.

Response to Comment No. 30: The Company acknowledges the Staff’s comment. In response, the QP has removed the disclosure disclaiming responsibility for the completeness or accuracy of your Mineral Processing and Metallurgical Testing and other information, previously on p. 102 of Exhibit 96.1.

Exhibits

31.	Please file your Offtake Agreement with BMW AG or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 31: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the Offtake Agreement with BMW AG (the “Offtake Agreement”) is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In accordance with Item 601(b)(10) of Regulation S-K, the Company believes the Offtake Agreement was made in the ordinary course of the Company’s business and does not fall within any of the enumerated categories under Item 601(b)(10)(ii), including contracts: (a) to which directors, officers, promoters, voting trustees or named securityholders are parties; (b) upon which the registrant’s business is substantially dependent (e.g., continuing contracts to sell or purchase a major part of the registrant’s products); (c) calling for the acquisition or sale of property, plant or equipment for consideration exceeding 15% of such fixed assets of the registrant; or (d) constituting a material lease. The Offtake Agreement relates to the purchase and sale of lithium hydroxide at the Company’s Wolfsberg Project. The Offtake Agreement is conditioned upon the successful start of production of lithium hydroxide at the Wolfsberg Project and full product qualification and certification. As disclosed in the Registration Statement, the Company expects production of lithium hydroxide concentrate to commence in 2026. In addition, production of lithium hydroxide concentrate requires the construction and development of processing facilities at the Wolfsberg Project mining site, which requires significant capital expenditures. The Company currently does not have a processing facility at the Wolfsberg Project mining site. As a result, the Company and BMW will only have to perform their respective obligations under the Offtake Agreement if and when the Company’s lithium hydroxide is in production. Furthermore, if the Company’s products are in production, in the event the Offtake Agreement is terminated, the Company believes that it could enter into a similar agreement with another purchaser without material harm to the Company. For the foregoing reasons, the Company respectfully submits that it is not currently dependent on the Agreement in any material or substantial respect and that the Offtake Agreement is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

General

32.	We note the risk factor titled “We may not be able to complete an Initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations” in Sizzles Definitive Proxy Statement on Form 14A filed December 1, 2022. With a view toward disclosure, please tell us whether Sizzle’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 32: In response to the Staff’s comment, the Company supplementally informs the Staff that the Sponsor is VO Sponsor, LLC, a Delaware limited liability company, and each of the two managing members of the Sponsor are U.S. citizens and residents. All of Sponsor’s outstanding membership interests are owned by U.S. persons. Accordingly, the Sponsor is controlled by a U.S. person and does not have substantial ties with a non-U.S. person. European Lithium AT (Investments) Limited (the “Company”) and European Lithium Limited (“EUR”) in each case are non-U.S. persons, with the Company being a BVI business company incorporated in the British Virgin Islands and EUR being an Australian Public Company limited by shares. In respect of the Staff’s comment, the Company has added the requested risk factor on page 98.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Nahal A. Nellis, Esq., at nnellis@egsllp.com, or Matthew Gray, at mgray@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Nahal A. Nellis, Esq. Matthew Gray, Esq.
Ellenoff Grossman & Schole LLP